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                               January 5, 2024

       Lei Xia
       Chief Executive Officer
       ICZOOM Group Inc.
       Room 3801, Building A, Sunhope e METRO
       No. 7018 Cai Tian Road, Futian District, Shenzhen
       Guangdong, China, 518000

                                                        Re: ICZOOM Group Inc.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed December 7,
2023
                                                            File No. 333-275708

       Dear Lei Xia:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       General

   1. We note that your annual report on Form 20-F for the fiscal year ended June 30, 2023 contains disclosure
regarding legal and operational risks in China and PRC
                                                        regulations that is
similar to the disclosure contained in your draft registration statement on Form F-1
that was submitted on August 25, 2023 and that is the subject of this staff review.
Please supplementally confirm that, in future reports and filings, you will revise such disclosure
to conform with the disclosure currently contained in Amendment
                                                        No. 1 to Form F-1 as
filed on December 7, 2023.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lei Xia
ICZOOM Group Inc.
January 5, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kate Beukenkamp at 202-551-3861 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                           Sincerely,
FirstName LastNameLei Xia
                                                           Division of
Corporation Finance
Comapany NameICZOOM Group Inc.
                                                           Office of Trade &
Services
January 5, 2024 Page 2
cc:       Arila Zhou
FirstName LastName